[AXA Equitable LOGO]

1290 Avenue of the Americas
New York, NY 10104


                                                                William J. Evers
                                                        Vice President & Counsel
                                                             212-314-5027 (Tel.)
                                                              212-314-3959 (Fax)


August 8, 2011


VIA EDGAR CORRESPONDENCE AND OVERNIGHT MAIL
-------------------------------------------


Ms. Alison White
United States Securities and Exchange Commission
Office of Insurance Products
Division of Investment Management
Mail Stop 8629
Washington, DC 20549-8629

RE:    AXA Equitable Life Insurance Company (the "Company")
       Separate Account A of AXA Equitable Life Insurance Company
       EQUI-VEST(R) (Series 201) and EQUI-VEST(R) Strategies(SM) (Series 901) Post-effective Amendment No. 6 to Registration Statement File Nos. 811-01705 and 333-153809
       Post-effective Amendment No. 10 to Registration Statement File Nos. 811-01705 and 333-130988 (the "Amendments")


Dear Ms. White:

The purpose of this letter is to provide a response to the staff's additional oral comment of August 4, 2011.

COMMENT
-------

The prospectus and supplement needs to reflect disclosure that relates to the existing loan provision for participants who are in existing plans that were established prior to September 18, 2011.

RESPONSE
--------

The supplements that were included in the Post-effective amendments referenced above will be used in conjunction with new participants in new plans beginning September 18, 2011. Existing contract owners or new contract owners in plans that were established prior to September 18, 2011 will not be given this supplement. In the May 1, 2012 prospectuses for both contracts, the Company will have disclosure that clearly indicates which loan provision applies to the investor.

                                     * * *

         On behalf of the Company and the Registrant, we hereby make the representations below regarding the Amendments:

     o The Company is responsible for the adequacy and accuracy of the disclosure in the Amendments and the Registration Statements;

     o Comments by the staff of the Securities and Exchange Commission (the "Commission") or changes to disclosure in response to staff comments on the Amendments do not foreclose the Commission from taking any action with respect to the Amendments or the Registration Statements;

     o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (212) 314-5027 if you have any questions or comments.

                                        Respectfully submitted,

                                        AXA Equitable Life Insurance Company



                                        By: /s/ William Evers
                                        --------------------------------
                                        William Evers